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SEC FILE NUMBER
8-69577

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 04/01/23 (MM/DD/YY) AND ENDING 03/31/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABG, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

725 FIFTH AVENUE - 24TH FLOOR
(No. and Street)

NEW YORK	NY	10022
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

MICHAEL T MARRONE	646-930-1906	MICHAEL.MARRONE@ABGADVISORY.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

YSL & ASSOCIATES LLC
(Name – if individual, state last, first, and middle name)

11 BROADWAY SUITE 700	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

6/6/2003	2699
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JACKSON EISENPRESSER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABG, LLC, as of 3/31, 2 24, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

WILLIAM H. JOSEPH
Notary Public State of New York
No. 02JO5032555
Qualified in New York County
Commission Expires JULY 21 2025

Signature: Jackson Eisenpresser

Title: MANAGING DIRECTOR

William H. Joseph

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

ABG, LLC

STATEMENT OF FINANCIAL CONDITION
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

MARCH 31, 2024

ABG, LLC

CONTENTS



YSL & Associates LLC

Certified Public Accountants | **Member of Parker Russell International**

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
ABG, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of ABG, LLC (the "Company") as of March 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of March 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of Matter—Uncertainty Regarding Fair Value Measurement of investment

As discussed in Note 3 to the financial statements, the Company has investments in private funds and a private company for which there are no market quotes for fair value. Management has recorded the investment in the private funds using the ending capital as of December 31, 2023, as the funds did not provide quarterly financials. Management considers the ending capital to represent the share of net asset value, which is the best estimate of the fair value of these investments. Management is not aware of any evidence of substantial change in the value of these investments between December 31, 2023, to the report date.

For the investment of the phantom stock of a private company, management has used the Series D price of $4.37 as the fair value for this investment. The Company did not perform an independent valuation of the stock price as of March 31, 2024. Management considers the current Series D price to be the best estimate of the fair value of the stock price.

Our opinion is not modified with respect to this matter.

YSL & Associates LLC

We have served as ABG, LLC's auditor since 2024.

New York, NY

June 29, 2024

ABG, LLC
STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2024

ASSETS

ASSETS:		
Cash	$	1,001,419
Account receivables, net of allowance credit losses of $23,072		1,483,825
Property and equipment, net of accumulated depreciation of $85,123		49,915
Due from affiliates		308,966
Investments		504,873
Right of use asset		251,168
Prepaid commissions		571,576
Prepaid expenses		55,887
TOTAL ASSETS	$	4,227,629

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	161,821
Accrued expenses		211,872
Lese liability		254,382
TOTAL LIABILITIES		628,075
MEMBER'S EQUITY		3,599,554
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	4,227,629

The accompanying notes are an integral part of these financial statements.

AGB, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2024

Note 1 - Organization

ABG, LLC (the "Company") is a limited liability company organized in 2013 in the State of Kansas. In October 2016 the Company reorganized in the State of Delaware. The Company is a wholly owned subsidiary of JCAE Holdings, LLC (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") since March 2014. The Company approved business activities are providing advisory services and acting in the capacity of a finder or placement agent for private offerings. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities and does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.The Company operates from its principal office location in New York City and an office in California.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Property and Equipment

Property and equipment are stated at cost. The cost of property and equipment is depreciated over the estimated useful lives of the related assets, which is three years. Depreciation is computed using the straight-line method. The Company had no impairment charges as of March 31, 2024.

Income Taxes

The Company, as a single member limited liability Company, is treated as a disregarded entity and included in the Parents tax return for federal, state, and city income tax purposes. The Company is not a separate tax paying entity for federal and state income tax purposes. Income, loss, deductions and credits pass through proportionately to its parent's owners and are taxed at the individual partner's income tax rates. Accordingly, no provision for income taxes is provided in the financial statements.

The Company consolidates its taxable income with its Parent, which files a partnership return for federal, state and city purposes. As a result, no federal or New York State income taxes are provided as they are the responsibility of the individual members. The Company records its allocable share of New York City Unincorporated Business Tax.

The accompanying notes are an integral part of these financial statements

- 4 -

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Income Taxes (continued)</u>

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (the "FASB ASC") 740-10-25, "Accounting for Uncertainty in Income Taxes." Assets and liabilities are established for uncertain tax positions taken or expected to be taken in income tax returns when such positions are judged to not meet the "more-likely-than-not" threshold based on the technical merits of the positions. Estimated interest and penalties related to uncertain tax positions are included as a component of income tax expense. The Company does not have any uncertain tax positions.

<u>Contract Balances</u>

Contract assets arise when the revenue associated with the contract is recognized prior to the Company's unconditional right to receive payment under a contract with a customer and are derecognized when either it becomes a receivable, or the cash is received. Contract liabilities arise when customers remit contractual cash payments in advance of the Company satisfying its performance obligation under the contract and are derecognized when the revenue associated with the contract is recognized when the performance obligation is satisfied. As of April 1, 2023, and March 31, 2024, the Company did not have any contract assets or contract liabilities.

<u>Cash and Cash Equivalents</u>

The Company considers all demand and time deposits and all highly liquid investments with an original maturity of three months or less to be cash equivalents.

<u>Use of Estimates</u>

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Account Receivables</u>

The Company's accounts receivable represent amounts due for advisory fees. Receivables are stated at cost, net of an allowance for credit losses if required. Receivables outstanding longer than the payment terms are considered past due. The Company maintains an allowance for credit losses for estimated losses when necessary resulting from the failure of customers to make required payments.

The accompanying notes are an integral part of these financial statements

Note 2 - <u>Summary of Significant Accounting Policies (continued)</u>

<u>Account Receivables (continued)</u>

The Company reviews the accounts receivable on a periodic basis and makes allowances where there is doubt as to the collectability of individual balances. As of April 1, 2023 and March 31, 2024, the Company's accounts receivables from clients, net of allowance for credit losses were $1,771,663 and $1,483,825, respectively. As of March 31, 2024 the Company has $23,072 in allowances against receivables and recorded total bad debts in the amount of $8,189.

<u>Fair value of financial instruments</u>

FASB ASC 820, Fair Value Measurements and Disclosures, defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

FASB ASC 820 specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques reflect assumptions other market participants would use based upon market data obtained from independent sources (observable inputs). In accordance with FASB ASC 820, the following summarizes the fair value hierarchy:

Level 1 Inputs - Unadjusted quoted market prices for identical assets and liabilities in an active market that the Company has the ability to access.

Level 2 Inputs – Inputs, other than the quoted prices in level 1, that are observable either directly or indirectly. These include quoted prices for similar assets or liabilities in active markets and quoted prices for identical or similar assets or liabilities in markets that are not active.

Level 3 Inputs - Inputs based on prices or valuation techniques that are both unobservable and significant to the overall fair value measurement

As of March 31, 2024, other than investments owned (see below) there were no assets or liabilities that were required to be reported at fair value. The carrying values of non-derivative financial instruments, including cash, receivables and related parties, other assets and accounts payable and accrued expenses approximate their fair values due to the short term nature of these financial instruments. There were no changes in methods or assumptions used during the year ended March 31, 2024.

The accompanying notes are an integral part of these financial statements

Note 3 - Investments

As of March 31, 2024, the Company's investments comprise minor shares in various private investments. Further information on these investments:

Private Fund Investment

The Company holds minor shares in various private funds managed by the same fund group. The Company, acting as a broker dealer, was granted a minor share of interest shares in these funds as part of the services provided. The values of these investments were recorded as the ending capitals as of December 31, 2023. The Company's fiscal year-end is March 31, 2024, and no updated quarterly capital values were available as of that date. Management considers the ending capital to represent the share of net asset value, which is the best estimate of the fair value of these investments. Management is not aware of any substantial change in the value of these investments between December 31, 2023, to June 29, 2024, which is the date that the financial statement were available to be issued.

Phantom Common Stock

In 2021, the Company received common stock as part of placement fee income for assisting a private company in raising capital. The current stock price of this common stock is $4.37, compared to $3.37 as it was received. This stock current price is based on the investee's most recent Series D capital raise. The Company did not perform an independent valuation of the stock price as of March 31, 2024. Management considers the current Series D price to be the best estimate of the fair value of the stock price.

Those investments are classified as a Level 3 investment due to the lack of observable market data and reliance on significant unobservable inputs. Both investments are measured at fair value on an annual basis as followings:

Investment Type	Balance as of March 31, 2023		Change in Value		Balance as of March 31, 2024
Private Funds	$	271,463	$	5,182	$	276,645
Common Stock		176,000		52,228		228,228
Total	$	447,463	$	57,410	$	504,873

Risk and Uncertainties

The Company's investments in private funds and private companies involve significant risks due to the nature of the underlying investments, including but not limited to market, credit, and liquidity risks. The fair value of the fund's investments may fluctuate significantly over time.

The accompanying notes are an integral part of these financial statements

Note 4 - Account Receivables

The Company has accounts receivables from clients that are payable over time. The amounts due are as follows:

Years Ending March 31,	Amount
2024	$ 378,128
2025	577,510
2026	421,150
2027	107,036
	$ 1,483,824

The Company has determined that all of these amounts are fully collectible but because they're paid over time, has discounted them, as of March 31, 2024 a discount of $23,072 has been record as doubtful.

The account receivables balance as of March 31, 2024 includes foreign funds. As of March 31, 2024 the Company has a receivable of £747,934, which is valued at US $942,405. During the year the Company has recognized unrealized gain of $25,549 on these receivables.

Note 5 - Property and Equipment

Property and equipment, net at March 31, 2024 are summarized as follows:

Computer and equipment	$ 135,038
Less: accumulated depreciation	(85,123)
	$ 49,915

Depreciation expense amounted to $38,107 for the year ended March 31, 2024.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of minimum net capital, of the greater of $5,000 or one-fifteenth of aggregate indebtedness, as defined. At March 31, 2024, the Company had net capital of $624,513, which exceeded its requirement of $25,127 by $599,386. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At March 31, 2024, this ratio was .6035 to 1.

Exemption from Rule 15c3-3
The Company is does not claim exemption from the Customer Protection Rule but limits its business activities to those specified in footnote 74 of SEC Release No. 34-70073.

The accompanying notes are an integral part of these financial statements

Note 7 - <u>Concentrations</u>

The Company maintains cash balances in two financial institution, which are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000 per institution. From time to time, the Company's balances may exceed these limits. The Company has not experienced any losses in such accounts.

During the year ended March 31, 2024, the Company provided services to three individual customers constituting approximately 70% of the total revenues, respectively. As of March 31, 2024, approximately 88% of the Company's receivable balance from clients was owed from three customers.

Note 8 – <u>Related Party Transactions</u>

The Company lease office space in California from the member for a fee of $2,000 on month basis. For the year ended March 31, 2024 the Company recorded $24,000 in rent expense The Company loaned $10,000 to its affiliate. As of March 31, 2024, the receivable from affiliates was $308,966.

The Company accrued expenses of $200,000 due to its member and the amount was included in accrued expenses. The Company had prepaid commissions to its member in the amount of $571,576.

As of March 31, 2024, the Company owed $27,482 to its member for travel reimbursement and was included in the account payable.

Note 9 – <u>Right of Use Asset and Lease Liability</u>

On November 30, 2022, the Company entered into an agreement for a 60-month lease, commencing on the completion of the new space, which was in May 2023. The new lease calls for a monthly rent payments of $5,700, with increases of 2.5% each year.

In accordance with FASB issued (ASU) 2016-02, "Leases (Topic 842)" the Company classified the lease as an operating lease. The lease doesn't contain a renewal option but can be extended at our discretion at the end of the lease. The Company has reviewed and based the right of use asset and lease liabilities, primarily, on the present value of unpaid future minimum lease payments. In accordance with the guidance, the Company recorded right of use asset and lease liabilities of $297,943. The amortization of the right-of-use asset for the year ended March 31, 2024 was $46,775, and operating cash flow paid for lease liabilities during the same period was $62,700. The present value of the existing operating lease was determined by using the incremental collateralized borrowing rate of 7.5%, Rental expenses for the year ended March 31, 2024 was approximately $62,914.

The accompanying notes are an integral part of these financial statements

Note 9 – Right of Use Asset and Lease Liability (continued)

A reconciliation of operating lease liabilities by minimum lease payments and discount amount by year, as of March 31, 2024, are as follows:

Year Ending March 31,	Lease		Less Discount Amount		Total Lease Liability
2025	$ 69,968	$	(17,298)	$	52,670
2026	71,717		(13,148)		58,569
2027	73,509		(8,537)		64,972
2028	75,348		(3,430)		71,918
2029	6,292		(39)		6,253
	$ 296,834	$	(42,452)	$	254,382

Note 10 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at March 31, 2024.

Note 11 - Subsequent Events

The Company has evaluated subsequent events and transactions that occurred after March 31, 2024 through June 29, 2024, which is the date that the financial statements were available to be issued.

The accompanying notes are an integral part of these financial statements